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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-14400
Metso Corporation

(Exact name of registrant as specified in its charter)
Fabianinkatu 9 A, P.O. Box 1220, FI-00101, Helsinki, Finland

(Address, including zip code, and telephone number, including area code, of registrant’s principal executives offices)
Shares, represented by American Depositary Shares;
6.875% Notes due December 10, 2007

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule l2h -6(a) X	Rule 12h -6(d)

(for equity securities)	(for successor registrants)

Rule l2h -6(c) X	Rule 12h -6(i)

(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
A.	Metso Corporation (the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on July 1, 1999, the date that the Company was created through the merger of SEC registrants Valmet Corporation and Rauma Corporation. Valmet Corporation, which was considered the surviving entity in the United States, first incurred the duty to file reports under the Exchange Act pursuant to the Form 20-F it filed with the Commission on May 16, 1997. Rauma Corporation first incurred the duty to file reports under the Exchange Act pursuant to the Form 20-F it filed with the Commission on June 28, 1996.

B.	Metso Corporation has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form and has filed at least one annual report under Section 13(a) of the Exchange Act.
Item 2. Recent United States Market Activity
The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 pursuant to a registration statement filed on Form F-4, which was declared effective on January 6, 1999.
Item 3. Foreign Listing and Primary Trading Market
A.	The primary trading market for the Company’s shares is the OMX Nordic Exchange Helsinki in Finland.

B.	The Company’s shares were initially listed on the predecessor to the OMX Nordic Exchange Helsinki on July 1, 1999, the date that the Company was created through the merger of Valmet Corporation and Rauma Corporation. Valmet Corporation was first listed on the Helsinki Stock Exchange on October 24, 1988 and Rauma Corporation was first listed on the Helsinki Stock Exchange on June 27, 1995. The Company has maintained a listing of its shares on the OMX Nordic Exchange Helsinki for at least the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in the Company’s shares that occurred on the OMX Nordic Exchange Helsinki for the 12-month period ending September 14, 2007 was 98.08%.
Item 4. Comparative Trading Volume Data
A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are September 15, 2006 and September 14, 2007.

B.	The average daily trading volume of the Company’s shares and American Depositary Shares (“ADSs”) (when expressed in terms of the underlying shares) for the period described in Item 4.A. in the United States was 27,279 and 1,384,382 on a worldwide basis.

C.	The average daily trading volume of the Company’s shares and ADSs (when expressed in terms of the underlying shares) in the United States as a percentage of the average daily trading volume for the shares on a worldwide basis for the period described in Item 4.A. was 1.97%.

D.	The Company’s ADSs were delisted from the New York Stock Exchange (the “NYSE”) on September 17, 2007. As of September 14, 2007 (the most recent trading day for which the average daily trading volume is available), the average daily trading volume of the Company’s shares and ADSs (when expressed in terms of the underlying shares) in the United States as a percentage of the average daily trading volume for the shares on a worldwide basis for the preceding 12-month period was 1.97%.

E.	The Company has not terminated a sponsored American depositary receipt (ADR) facility relating to its shares.

F.	The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h -6 are the Bloomberg Terminal and The Bank of New York, as depositary.
Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
The number of record holders of the Company’s Notes who were United States residents as of September 13, 2007 were eight (8). The Company relied on the services of Bondholder Communications Group, an independent information services provider, to determine this number.
Item 7. Notice Requirement
A.	The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intention to terminate its duty to file reports under Section 13(a) or 15(d) of the Exchange Act on September 4, 2007.

B.	The notice was disseminated in the United States via The Bank of New York as depositary and wire services Bloomberg and Reuters. In addition, the Company submitted a copy of the notice to the Securities and Exchange Commission under cover of Form 6-K on September 5, 2007.
Item 8. Prior Form 15 Filers
Not applicable.
PART II
Item 9. Rule 12g3 -2(b) Exemption
The website on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is: www.metso.com

PART III
Item 10. Exhibits
None.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h -6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h -6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h -6(a)(4)(ii) or Rule 12h -6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:
     Pursuant to the requirements of the Securities Exchange Act of 1934, Metso Corporation has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Metso Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h -6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Metso Corporation

By:	/s/ Olli Vaartimo
	Name:	Olli Vaartimo
	Title:	Executive Vice President
and CFO
	Date:	September 17, 2007

By:	/s/ Aleksanteri Lebedeff
	Name:	Aleksanteri Lebedeff
	Title:	Senior Vice President,
General Counsel
	Date:	September 17, 2007

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